SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                                  PRAB, INC.
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                               (Name of Issuer)


                         Common Stock $.10 Par Value
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                        (Title of Class of Securities)

                                 739413 10 2
                                (CUSIP Number)


       John R. Cook, Esq., Miller, Canfield, Paddock and Stone, P.L.C.

           444 W. Michigan Ave., Kalamazoo, MI 49007 (616) 381-7030
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                March 7, 2000
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            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                SCHEDULE 13D/A


CUSIP No. 739413 10 2                                   Page  2  of  5  Pages
          -----------                                        ---    ---

   1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

                   ROBERT W. KLINGE
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)
       (b)

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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

                   00

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES CITIZEN

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 NUMBER OF SHARES
BENEFICIALLY OWNED       7   SOLE VOTING POWER
BY EACH REPORTING                  34,531
   PERSON WITH
                     --------------------------------------------------------

                         8   SHARED VOTING POWER
                                  247,321
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                         9   SOLE DISPOSITIVE POWER
                                   34,531
                     --------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER
                                        0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  281,852

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  15.8%

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  14   TYPE OF REPORTING PERSON*
                                  IN

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                                     -2-


Item 1.  Security and Issuer.

         Common Stock $.10 par value
         Prab, Inc.
         5944 E. Kilgore Road
         Kalamazoo, MI 49003

Item 2.  Identity and Background

         (a)       Name:  Robert W. Klinge.

                   (b) Residence or Business Address: 5944 E. Kilgore Road, Kalamazoo, MI 49003.

         (c)       Present Principal Occupation or Employment:
                   Vice President of Finance, Chief Financial
                   Officer and Treasurer, Prab, Inc., 5944 E.
                   Kilgore Road, Kalamazoo, MI 49003.

         (d)- (e)  None.

         (f)       Citizenship:  United States.

Item 3.  Source and Amount of Funds or Other Consideration:

         Mr. Klinge and Gary A. Herder are the Co-Trustees of Prab, Inc.'s Profit Sharing Plan (the "Profit Sharing Plan") which acquired 27,000 shares of Common Stock of Prab, Inc. on March 7, 2000. The funds were received by the Profit Sharing Plan from Prab, Inc. pursuant to the terms of the Profit Sharing Plan.

Item 4.  Purpose of Transaction.

         The securities were acquired in the ordinary course of business by the Profit Sharing Plan pursuant to its terms for the purpose of providing benefits to the salaried employees of Prab, Inc. The Profit Sharing Plan may make future purchases or sales of Common Stock of Prab, Inc. in the ordinary course of business pursuant to the terms of the Profit Sharing Plan.

Item 5.  Interest in Securities of the Issuer.

         (a) The reporting person beneficially owns 281,852 (1) shares of Common Stock of Prab, Inc., representing 15.8% of the class of outstanding Common Stock.

         (b) Number of shares as to which such person has:

                   (i)    Sole power to vote or direct the vote:  34,531

                   (ii)   Shared power to vote or direct the vote:  247,321(2)

                   (iii)  Sole power to dispose or direct disposition:  34,531

                   (iv)   Shared power to dispose or direct disposition:  0

         (1) Includes 24,000 shares with respect to which Mr. Klinge has the right to acquire beneficial ownership pursuant to certain stock option plans of Prab, Inc.


                                     -3-


         (2) Mr. Klinge and Gary A. Herder are the Co-Trustees of the Profit Sharing Plan, which holds 247,321 shares of Prab, Inc.'s Common Stock (the "Plan Stock"). Messrs. Herder and Klinge share the sole power to vote the Plan Stock. The Administrative Committee appointed by the Board of Directors to administer the Profit Sharing Plan, has the sole power to direct the disposition of the Plan Stock and any dividends and proceeds of sale arising therefrom. The members of the Administrative Committee are William G. Blunt and Eric V. Brown, Jr. The filing of this statement shall not be construed as an admission that either Mr. Blunt or Mr. Brown, Jr. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares of the Plan Stock.

         (c) Mr. Klinge is a Co-Trustee of the Profit Sharing Plan. On March 7, 2000, the Profit Sharing Plan acquired 27,000 shares of Common Stock of Prab, Inc. at $2.328125 per share from the John J. Wallace Revocable Trust in a private transaction.

         (d)       See response to item 5(b) above.

         (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   The terms of the Profit Sharing Plan govern voting and disposition of the securities. See response to item 5(b) above.

Item 7. Material to be Fixed as Exhibits.

         1. Agreement to Purchase Prab Stock from the "John J. Wallace Revocable Trust" for the "Prab, Inc. Salaried Employees Profit Sharing Plan".

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2000
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/s/ Robert W. Klinge
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Signature

Robert W. Klinge
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Name/Title


                                     -4-


                                EXHIBIT INDEX


No.                                                 Description
---                                                 -----------
 1 Agreement to Purchase Prab Stock from the "John J. Wallace Revocable Trust" for the "Prab, Inc. Salaried Employees Profit Sharing Plan"












                                 EXHIBIT "1"

     AGREEMENT TO PURCHASE PRAB STOCK FROM THE "JOHN J. WALLACE REVOCABLE
      TRUST" FOR THE "PRAB, INC. SALARIED EMPLOYEES PROFIT SHARING PLAN"




           The "Prab, Inc. Salaried Employees Profit Sharing Plan" agrees to purchase $62,859.38 of Prab stock owned by the "John J. Wallace Revocable Trust" at a price per share of $2.328125 and the Trust agrees to sell such stock, on March 7, 2000. Per a prior verbal agreement between Patricia Klink and Robert Klinge, the price per share is determined as the average between the market bid and ask price on March 3, 2000. The number of shares purchased is 27,000.



Agreed and approved by:



/s/ Patricia Klink                                                  3/13/00
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Patricia Klink, Trustee                                                Date
John J. Wallace Revocable Trust


/s/ Robert Klinge                                                    3/7/00
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Robert Klinge, Trustee,                                                Date
Prab, Inc. Salaried Employees Profit Sharing Plan


/s/ Gary Herder                                                      3/7/00
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Gary Herder, Trustee,                                                  Date
Prab, Inc. Salaried Employees Profit Sharing Plan